Sol Boards Inc.
Capitalization Table

		October 31, 2016		Fully Diluted		Upon Closing of Title III (**)		Fully Diluted	
		# of Shares	Outstanding %	# of Shares	Ownership %	# of Shares	Outstanding %	# of Shares	Ownership %
Management & Directors (*)									
John Wildman, *Chairman & CEO*		-	0.0%	246,048	3.8%	-	0.0%	246,048	3.4%
	Unvested			266,179	4.2%			266,179	3.7%
Jeff Dowell, *President & COO*		-	0.0%	54,086	0.8%	-	0.0%	54,086	0.8%
	Unvested			302,236	4.7%			302,236	4.2%
Ali Fakhari, *CFO -*	*Unvested*			6,570	0.1%			6,570	0.1%
James Williams, *Chief Strategy Officer*	*Unvested*			6,570	0.1%			6,570	0.1%
Luan Phem, *Sales and Marketing Advisor*	*Unvested*	7,000	0.3%	29,368	0.5%	7,000	0.3%	29,368	0.4%
Dean Fuschetti, *Board Member,* and Family		413,584	19.0%	2,251,904	35.2%	413,584	14.9%	2,251,904	31.3%
Paul Hodge, *Board Member*		355,193	16.3%	355,193	5.5%	355,193	12.8%	355,193	4.9%
Star Faraon, *Board Member*		494,993	22.7%	494,993	7.7%	494,993	17.8%	494,993	6.9%
Laird Hamilton, *Board Member*		27,401	1.3%	150,676	2.4%	27,401	1.0%	150,676	2.1%
Mike Radenbaugh, *Director Product Develop*		243,588	11.2%	243,588	3.8%	243,588	8.8%	243,588	3.4%
Don Wildman, *Founder Investor*		532,347	24.4%	858,970	13.4%	532,347	19.1%	858,970	11.9%
Approved for Mgmt, *Unallocated*	*Unvested*			13,412	0.2%			13,412	0.2%
Management & Directors/Founders		2,074,106	95.1%	5,279,793	82.5%	2,074,106	74.5%	5,279,793	73.3%
All Other Shareholders/Note Holders		106,853	4.9%	842,474	13.2%	709,384	25.5%	842,474	11.7%
ExWorks Warrants		-	0.0%	277,922	4.3%	-	0.0%	277,922	3.9%
Total Class A Shares		2,180,959	100.0%	6,400,189	100.0%	2,783,490	100.0%	6,400,189	88.9%
Class B Shareholders						800,000	100.0%	800,000	11.1%
Total Outstanding Shares						3,583,490		7,200,189	100.0%

(*) Shares listed as "unvested" were awarded pursuant to a Stock Option plan.

(**) Upon the closing of at least $3mln of Class B common, warrants attached to Shareholder Notes Payable must be exercised, resulting in an increase in paid-in capital and reduction of outstanding Notes by approx **$904,000**

(***) Sol Boards valuation at post $1M equity capital raise will be $9M, which is 73.8% of 2017 forecasted total revenue of $12.2M.

STATEMENT OF RISK FACTORS AND RESTRICTIONS OF TRANSFER

– NOVEMBER 14, 2016

GENERAL STATEMENT OF RISK. Company has limited financial and operating history. Any investment in the Company's Class B Non-Voting Common Stock ("Class B Stock" or "Shares" or "Class B Shares") involves a high degree of risk of loss, and possibly total loss of that investment. The value of the Shares is volatile and there can be no assurance that Company will be profitable. The likelihood of success of Company must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with expanding and growing the business enterprise, as well as the specific risks Company faces. Realization of the objectives of Company is subject to significant economic and business risks. AN INVESTMENT IN THE SHARES IS HIGHLY SPECULATIVE. THUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW AND CONSIDER THE MATTERS DESCRIBED BELOW.

RISK OF UNDERSUBSCRIPTION.   **The Company is attempting to raise up to $1,000,000 through this offering ("Offering"), and plans to attempt to raise up to an additional $3,000,000 through a subsequent offering of Class B Stock (the "Subsequent Offer"). If either the Offering or Subsequent Offer, or both of them, are not fully subscribed, meaning that less than $4,000,000 is raised between the two offerings, the Company would be at material risk of being unable to meet its financial obligations or to continue its operations (the greater the shortfall, the greater such risk), and, would be unlikely to be able to implement its business plan or achieve its financial projections. There can be no guaranty that the Company will succeed in raising $4,000,000 through the offerings or that the proceeds will be sufficient for Company's capital needs. Further, if the Company does succeed in raising $4,000,000 through the offerings, there can be no guaranty that the Company will successfully implement its business plan or achieve its financial projections, or that such proceeds will be sufficient for Company's capital needs.**

The minimum raise for this Offering is $50,000 ("Minimum Raise"). If the Minimum Raise is not achieved, the Company does not intend to accept any subscriptions. If the Minimum Raise is achieved, the Company intends to close escrow on such funds and then continue seeking and accepting further investments, and closing escrow on any such further investments, as funds are received, with total accepted investments in the Offering to be capped at an amount not to exceed $1,000,000. Investment funds are expected to be spent and otherwise used by the Company for its business purposes as they are released from escrow. As a result, there can be no assurance that the Company will raise sufficient funds in either the Offering or Subsequent Offer to carry out its business plan as currently proposed, or that the net proceeds from either the Offering or the Subsequent Offer will be in an amount sufficient to meet its financial obligations, continue its operations, implement its business plan or achieve its financial projections. A particular investor's investment funds will likely be spent before the Company knows whether either the Offering or Subsequent Offer will be fully subscribed.

RESTRICTIONS ON TRANSFER. The Shares have not been registered under the Securities Act of 1933 or any state securities laws, and Company is not obligated to register the Shares. A purchaser of the Shares may not offer, sell, transfer, pledge, or otherwise dispose of the Shares unless pursuant to an effective registration statement filed under the Securities Act of 1933 and any other applicable securities laws, or unless Company receives an opinion of counsel, in form and from counsel acceptable to Company, that the offer, sale, transfer, pledge, or other disposition is exempt from the registration requirements of the Securities Act of 1933 and any other applicable securities laws, including, without limitation, any state securities laws.

Additionally, Shares purchased cannot be resold for a period of one year, unless the Shares are transferred:

- To the Company;

- To an accredited investor;

- As part of an offering registered with the Securities and Exchange Commission; or

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Due to the above restrictions, it is unlikely that a purchaser may readily liquidate the purchaser's investment in the Shares. The certificates for all Shares shall contain a legend referencing these and other applicable restrictions on transfer.

NO OVERSUBSCRIPTIONS ACCEPTED. The amount of the Offering is capped at $1,000,000 pursuant to applicable law, and there are additional limits on the amount of investment that may be accepted from individual investors. No oversubscriptions will be accepted in connection with the Offering, which means that the Company reserves the right to reject all or part of any subscription.

SPECULATIVE INVESTMENT. There is no guaranteed return on any investment in the Shares. The Shares are a speculative investment and involve a high degree of risk of loss of any purchaser's investment. A purchaser may be unable to liquidate the purchaser's investment in the Shares because the Shares are subject to substantial transfer restrictions and because no public market exists for the Shares. No federal or state agency has made any recommendation or endorsement of any of the Shares or any finding or determination as to the fairness or quality of the Shares as an investment.

SECURITIES OFFERINGS. Company has not caused the Class B Stock offered in this Offering, or any securities in any of its previous offerings, to be registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended. Company is offering the Class B Stock for sale pursuant to the exemption found in Section 4(a)(6) of the Securities Act of 1933, as amended. In addition, Company intends to rely on Regulation Crowdfunding for the Offering. The Company has relied on Section 4(a)(2) of the Securities Act of 1933, as amended, and the safe harbor rule contained in Rule 506(b) for prior offerings. There are a number of technical requirements that must be satisfied for an issuer to rely on Regulation D or Regulation Crowdfunding. Company believes that this Offering and its other securities offerings have been made in material compliance with all applicable laws and regulations, but there is, however, the possibility that Company has not satisfied or may not satisfy all the technical requirements of Regulation D or Regulation Crowdfunding, thereby losing its right to rely on the safe harbor contained in those regulations, or Company may conduct the Offering, or have conducted prior offerings, in a way that does not otherwise qualify for exemption under Section 4(a)(2) or Section 4(a)(6) or in a way that did not or does not materially comply with all applicable laws and regulations. If Company offers the Shares, or previously offered any securities, in a way not exempt from the registration requirements under Securities Act of 1933, as amended, or similar exemptions under applicable Blue Sky (state securities) laws, or not in compliance with applicable laws, purchasers may have claims against Company for a total refund of their subscription amounts, together with interest at statutory rates and claims for attorneys' fees. Such claims, if brought, would be disruptive to Company's business, cause Company to incur significant expenses and could force a sale of Company assets to satisfy the economic demands of the claimant or leave the Company unable to satisfy such demands.

ABSENCE OF DIVIDENDS. Company does not anticipate paying cash dividends in the near future, and does not guaranty any dividend payments, however, Company is not precluded from paying dividends to the extent it has cash available to do so, and may pay dividends in the future if it has cash available to do so.

NON-VOTING SHARES. The rights of holders of Class B Shares and of Class A Voting Common Stock of Company (both classes of stock may be referred to together as "Common Stock"), such as to dividends or liquidation proceeds, are identical (on a share for share basis), except that the Class B Shares are non-voting. **The Class B Shares have no voting rights except as may otherwise be required by applicable law, and are therefore not entitled to vote for the election of directors or on other matters coming before the shareholders for a vote**. Company may issue other classes of common stock or preferred stock that have rights, preferences or dividends or other matters that are senior or preferential to the existing rights of the Class B Shares. In the event of a liquidation, dissolution or winding up of Company, holders of Common Stock are entitled to share equally and ratably in Company's assets, if any, remaining after payment of all liabilities of Company and the liquidation preference of any outstanding class or series of preferred stock. There is no assurance that Company in the future will not issue preferred stock with rights, privileges and preferences different than those granted to the Common Stock, that may affect, without limitation, the Common Stock's rights to Company assets in the event of a liquidation, dissolution or winding up of Company and priority and rights with respect to any dividends.